EXHIBIT 4
GLOBAL SOURCES LTD. AND SUBSIDIARIES
ACTUAL GAAP TO IFRS RECONCILIATION
(In U.S. Dollars Thousands)

	Three months ended December 31,		Year ended December 31,

	2010	2009	2010	2009

U.S. GAAP Net Income Attributable to the Company	$9,450	$8,636	$21,571	$16,110

IFRS conversion adjustments:

Revenue	580	(163)	2,427	(1,606)

Exhibition promotion costs	642	848	-	-

Non-cash stock based compensation expense	634	86	1,253	123

Foreign exchange loss	-	(279)	-	(333)

IFRS Net Profit attributable to the Company’s shareholders	$11,306	$9,128	$25,251	$14,294